

July 7, 2011

<u>Via E-mail</u>
Mr. Michael D. Parrish
Environmental Infrastructure Holdings Corp.
Four Tower Bridge
200 Barr Harbour Drive, Ste 400
West Conshohocken, PA 19428

> **Re: Environmental Infrastructure Holdings Corp.**
> **Form 10-K/A for the fiscal year ending December 31, 2010**
> **Filed May 4, 2011**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 333-71748**

Dear Mr. Parrish:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ending December 31, 2010

Item 9A(T). Controls and Procedures, page 27

1. Please amend your filing to revise the disclosures relating to the conclusions reach for both your disclosure controls and procedures and your internal controls over financial reporting. Please be advised that management is required to provide two separate assessments, one related to "disclosure controls and procedures" and one related to "internal controls over financial reporting." We advise that you refer to Item 307 and 308 of Regulation S-K for complete guidance regarding "disclosure controls and procedures" and "internal controls over financial reporting." Please ensure that your revisions address the following items:

- Disclose whether your principal executive and principal financial officer concluded disclosure controls and procedures were effective or not effective at December 31, 2010. Reference Item 307 of Regulation S-K.
- Disclose whether management concluded internal controls over financial reporting were effective or not effective at December 31, 2010. Please ensure that any discussion of your evaluation of internal controls over financial reporting refers to December 31, 2010 and not a prior period.
- We remind you that you should file updated certifications with your amended filing and such certifications should refer to your "Form 10-K/A for the fiscal year ended December 31, 2010."

Form 10-Q for the quarterly period ended March 31, 2011

2. Please revise your disclosure to state whether your principal executive and principal financial officer concluded your disclosure controls and procedures were effective or not effective at March 31, 2011. Please ensure your conclusion and related disclosures refer to the period you are currently reporting on, March 31, 2011, and not a prior period. Please note that you are not required to disclose the definition of disclosure controls and procedures but, if you choose to do so, please ensure that your disclosure is complete and states that disclosure controls and procedures are designed to ensure that information required to be included in reports submitted under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure *and* to ensure that information required to be disclosed in your reports was recorded, processed, summarized and reported within the required time periods. Reference Rules 13a-15(e) and 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief